SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

             Entergy Nuclear Holding Company #1
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

     This certificate is notice that Entergy Nuclear Holding Company #1, a Delaware corporation (the "Corporation"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             1,000 shares of the Corporation's
             common stock, no par value, issued
             to Entergy Global Investments, Inc.

      2.     Issue, renewal or guaranty:
             Issuance.

      3.     Principal amount of each security:
             Not applicable.

      4.     Rate of interest per annum of each
             security:
             Not applicable.

      5.     Date of issue, renewal or guaranty
             of each security:
             November 21, 2000

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             Not applicable.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Global Investments, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             $50,000 per share.

     11.     Application of proceeds of each
             security:
             Used by the Corporation to make
             investments in its indirect wholly-
             owned subsidiaries, Entergy Nuclear
             FitzPatrick, LLC and Entergy Nuclear
             Indian Point 3, LLC.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY NUCLEAR HOLDING COMPANY #1


                            BY:   /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date:  December 1, 2000